Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AVENUE THERAPEUTICS, INC.

Avenue Therapeutics, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “Corporation”), does hereby certify:

1.	The Third Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article IV, Section 1.1 thereof in its entirety and inserting the following in lieu thereof:

“1.1: Class A Preferred. The record holders of the outstanding shares of Class A Preferred Stock shall receive on each January 1 (each a “PIK Dividend Payment Date”) after the original issuance date of the Class A Preferred Stock until the date all outstanding Class A Preferred Stock is converted into Common Stock or redeemed (and the purchase price is paid in full), pro rata per share dividends paid in additional fully paid and nonassessable shares of Common Stock (such dividend being herein called “PIK Dividends”) such that the aggregate number of shares of Common Stock issued pursuant to such PIK Dividend is equal to two and one-half percent (2.5%) of the Corporation’s fully-diluted outstanding capitalization on the PIK Record Date. Notwithstanding the foregoing, a holder of Class A Preferred Stock entitled to receive a PIK Dividend may waive its rights to receive such dividend for any annual period, and such waiver shall not operate as a waiver of any future PIK Dividends. The “PIK Record Date” shall mean the date that is one (1) business day prior to any PIK Dividend Payment Date.

On the PIK Record Date immediately preceding a PIK Dividend Payment Date, the Board of Directors of the Corporation shall be deemed to have declared PIK Dividends on the Class A Preferred Stock in accordance with the above, payable on the next PIK Dividend Payment Date. PIK Dividends shall be payable in arrears on each PIK Dividend Payment Date, commencing on the first PIK Dividend Payment Date. If any PIK Dividend Payment Date occurs on a day that is not a business day, any accrued PIK Dividends otherwise payable on such PIK Dividend Payment Date shall be paid on the next succeeding business day. PIK Dividends shall be paid to holders of record of the Class A Preferred Stock on each PIK Dividend Payment Date as their names shall appear on the share register of the Corporation on the PIK Record Date immediately preceding such PIK Dividend Payment Date. Unpaid PIK Dividends may be paid at any time to holders of record on the PIK Record Date therefor. In the event the Class A Preferred Stock converts into Common Stock the holders shall receive all PIK Dividends accrued through the date of such conversion. The record date for such payment on conversion shall be the date immediately prior to the effective date of such conversion.”

2.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation to be executed and acknowledged by its duly appointed officer as of this 13th day of June, 2018.

AVENUE THERAPEUTICS, INC.

By:	/s/ Lucy Lu, M.D.

Lucy Lu, M.D.
President, Chief Executive Officer and Director